News Release Communiqué de Pressee

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Collision Between a Container Ship and a Total-Chartered Oil
Tanker in the Gulf of Aden — No Injuries, No Pollution
Paris, December 10, 2007 — During the night of December 7 to 8, the very large crude carrier (VLCC) Samco Europe and a container ship were involved in a collision in international waters south of Bab el-Mandeb Strait, in the Gulf of Aden. Built by a South Korean shipyard, the Samco Europe is a new, double-hulled oil tanker delivered in April 2007. It is carrying a cargo of crude oil from the Persian Gulf to Europe.
The collision did not cause any injuries or pollution. The structural damage was confined to the Samco Europe‘s bow, and the cargo tanks were not affected.
Owned by Samco, the ship flies the French flag and is operated by V.SHIPS France. The tanker is under time charter to Total, which owns the cargo it carries.
After steering southeast at low speed, the Samco Europe is currently stabilized away from traffic in this area and is waiting for the vessel’s owner and operator to complete arrangements for operations to lighten the cargo.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com